Ex-99.2

At Registrant's Special Meeting of Shareholders held on October 19, 2015, a proposal to approve a new Investment Advisory Agreement between the Registrant and Gabelli Funds, LLC, was voted upon and approved. There were 2,451,098 affirmative votes and 152,293 negative votes cast for this proposal, with 57,578 votes abstaining. There were 736,612 broker non-votes.